KJ
8/27

[redacted]

SECURI 08032618 IMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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YR
8/29

SEC FILE NUMBER
8-66733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
AUG 27 2008
503

NAME OF BROKER-DEALER:

The Fig Group, L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3710 Rawlins #975
(No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEC Mail Processing
Section
AUG 27 2008
Washington, DC
111

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9A9/4

OATH OR AFFIRMATION

I, Emily Messerschmitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Fig Group, L.L.C., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

MARIA CERDA
My Commission Expires
June 28, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Members' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE FIG GROUP, L.L.C.

Report Pursuant to Rule 17a-5(d)

Year Ended June 30, 2008

THE FIG GROUP, L.L.C.

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN MEMBERS' EQUITY		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO THE FINANCIAL STATEMENTS		7 - 9
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		15 - 16

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
The Fig Group, L.L.C.

We have audited the accompanying statement of financial condition of The Fig Group, L.L.C., as of June 30, 2008, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Fig Group, L.L.C., as of June 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 18, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

THE FIG GROUP, L.L.C.
Statement of Financial Condition
June 30, 2008

ASSETS

Cash and cash equivalent	$ 95,016
Property and equipment, net of accumulated depreciation of $3,314	1,164
Receivable from broker-dealer	69,722
Other assets	240
	$ 166,142

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 7,835
Payroll liabilities	11,224
	19,059
Members' Equity	147,083
	$ 166,142

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Statement of Income
For the Year Ended June 30, 2008

Revenues	
Commission income	$ 724,226
Interest income	5,664
Other income	35,000
	764,890
Expenses	
Compensation and benefits	631,779
Commission expense	23,936
Occupancy and equipment costs	8,400
Promotional cost	212
Interest expense	3
Regulatory fees and expenses	27,822
Other expenses	41,728
	733,880
Net Income	$ 31,010

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended June 30, 2008

Balance at June 30, 2007	$ 116,073
Contribution	-0-
Distribution	-0-
Net income	31,010
Balance at June 30, 2008	$ 147,083

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2008

Balance at June 30, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance at June 30, 2008	$	-0-

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities	
Net income	$ 31,010
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	1,970
Change in operating assets and liabilities:	
Increase in receivables from broker-dealer	(34,369)
Increase in other assets	(213)
Increase in accounts payable	4,284
Decrease in payroll liabilities	(297)
Net cash provided (used) by operating activities	2,385
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	2,385
Cash and cash equivalents at beginning of year	92,631
Cash and cash equivalents at end of year	$ 95,016

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ 3
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

The Fig Group, L.L.C. (the "Company") was formed under the laws of the State of Texas. Offices of the Company are located in Dallas, Texas. The Company became effective May 11, 2005 as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's business is conducted with customers located in the United States.

The Company's members have limited personal liability for the obligation or debt of the Company.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2008, the Company had net capital of approximately $143,921 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .13 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to its members can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the Company's board of directors are made to enable its members to pay federal income taxes on Company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

Property and equipment and related accumulated depreciation are as follows.

	Cost	Accumulated Depreciation	Net
Computer equipment	$ 4,478	$ 3,314	$ 1,164
Property and equipment	$ 4,478	$ 3,314	$ 1,164

Depreciation expense for the year ended June 30, 2008 was $1,970 and is shown in occupancy and equipment costs.

Note 5 - Related Party Transactions

The Company leases office space from one of its members. Rent expense for the year ended June 30, 2008 was $8,400.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2008

Schedule I

THE FIG GROUP, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital		$ 147,083
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		147,083
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ 1,164	
Other assets	240	(1,404)
Net capital before haircuts on securities positions		145,679
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(1,758)
Net capital		$ 143,921

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Liabilities	
Accounts payable	$ 7,835
Payroll liabilities	11,224
Total aggregate indebtedness	$ 19,059

Schedule I (continued)

THE FIG GROUP, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6⅔% of total aggregate indebtedness)	$ 1,271
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 138,921
Excess net capital at 1000%	$ 142,015
Ratio: Aggregate indebtedness to net capital	.13 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

THE FIG GROUP, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, L.L.C.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended June 30, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
The Fig Group, L.L.C.

In planning and performing our audit of the financial statements and supplemental information of The Fig Group, L.L.C. (the "Company"), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
August 18, 2008

END